UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No.     )*

Adeptus Health Inc.

(Name of Issuer)

Class A Common Stock, par value $0.01 per share

(Title of Class of Securities)

006855100

(CUSIP Number)

December 31, 2014

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 006855100		13G

1.	Name of Reporting Persons: 5-N Investments, LLC

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power: 1,747,778

	6.	Shared Voting Power: 0

	7.	Sole Dispositive Power: 1,747,778

	8.	Shared Dispositive Power: 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,747,778

10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9): 15.1%

12.	Type of Reporting Person (See Instructions): OO

CUSIP No. 006855100		13G

1.	Name of Reporting Persons: Jacob John Novak

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization: United States

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power: 1,747,778

	6.	Shared Voting Power: 0

	7.	Sole Dispositive Power: 1,747,778

	8.	Shared Dispositive Power: 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,747,778

10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9): 15.1%

12.	Type of Reporting Person (See Instructions): IN

Item 1.	(a).	Name of Issuer: Adeptus Health Inc. (the “Company”)
	(b).	Address of Issuer’s Principal Executive Offices: 2941 South Lake Vista, Suite 200, Lewisville, Texas 75067

Item 2(a).		Name of Person Filing:
Item 2(b).		Address of Principal Business Office:
Item 2(c).

Citizenship:
(i) 5-N Investments, LLC, a Delaware limited liability company

(ii) Dr. Jacob John Novak, a United States citizen

                        The foregoing persons are hereinafter sometimes collectively referred to as the “Reporting Persons.”  The Reporting Persons have entered into a Joint Filing Agreement, dated February 17, 2015, a copy of which is attached as Exhibit A to this statement on Schedule 13G, pursuant to which the Reporting Persons agreed to file this statement on Schedule 13G and any amendments thereto jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Act.

                        The address of each of the Reporting Persons is c/o DB Securities Inc., 200 Crescent Court, Suite 500, Dallas, Texas 75201.

Item 2(d).		Title of Class of Securities: Class A Common Stock, par value $0.01 per share (the “Class A Common Stock”)
Item 2(e).		CUSIP Number: 006855100

Item 3.	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:
Not Applicable.

Item 4.	Ownership.
(a)

Amount beneficially owned:

                        The ownership percentages set forth below calculated pursuant to Rule 13d-3 of the Securities Exchange Act of 1934, as amended (“Rule 13d-3”), are based on 9,845,016 shares of Class A Common Stock outstanding as of October 31, 2014, as reported in the Form 10-Q of the Issuer, filed with the Securities and Exchange Commission on November 7, 2014, plus the number of shares of Class A Common Stock that may be received upon exchange of limited liability company units of Adeptus Health LLC (“Units of Adeptus Health LLC”) beneficially owned by the Reporting Person.

                        5-N Investments, LLC beneficially owns 1,747,778 shares of Class A Common Stock (based on the number of shares of Class A Common Stock that may be received in exchange of Units of Adeptus Health LLC held by 5-N Investments, LLC), which represents 15.1% of the total number of shares of Class A Common Stock outstanding calculated pursuant to Rule 13d-3.

                        Dr. Jacob John Novak, as the manager of 5-N Investments, LLC, may be deemed to beneficially own 1,747,778 shares of Class A Common Stock (based on the number of shares of Class A Common Stock that may be received in exchange of Units of Adeptus Health LLC held by the 5-N Investments, LLC), which represents 15.1% of the total number of shares of Class A Common Stock outstanding calculated pursuant to Rule 13d-3.

                        On a fully diluted basis, the Reporting Persons may be deemed, in the aggregate, to be the beneficial owners of 8.5% of the outstanding Class A Common Stock, based on 9,845,016 shares of Class A Common Stock and 10,781,153 shares of Class B common stock, par value $0.01 per share, and an equal number of Units of Adeptus Health LLC outstanding as of October 31, 2014.

(b) Percent of class: See Item 4(a) above.
(c) Number of shares as to which the reporting person has:
(i) Sole power to vote or to direct the vote: See Item 5 of each cover page
(ii) Shared power to vote or to direct the vote: See Item 6 of each cover page
(iii) Sole power to dispose or to direct the disposition of: See Item 7 of each cover page
(iv) Shared power to dispose or to direct the disposition of: See Item 8 of each cover page

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following:  ☐

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.
Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.
Not Applicable.

Item 8.	Identification and Classification of Members of the Group.
Not Applicable.

Item 9.	Notice of Dissolution of Group.
Not Applicable.

Item 10.	Certifications.
Not Applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 17, 2015

5-N INVESTMENTS, LLC

By:	/s/ Jacob John Novak
Name: Jacob John Novak
Title: Manager

JACOB JOHN NOVAK

/s/ Jacob John Novak

EXHIBIT LIST

Exhibit A          Joint Filing Agreement, dated as of February 17, 2015, by and among the Reporting Persons.

Exhibit A

JOINT FILING AGREEMENT

This will confirm the agreement by and among the undersigned that the Schedule 13G filed with the Securities and Exchange Commission on or about the date hereof with respect to the beneficial ownership by the undersigned of the shares of Class A Common Stock, par value $0.01, of Adeptus Health Inc., is being filed, and all amendments thereto will be filed, on behalf of each of the persons and entities named below that is named as a reporting person in such filing in accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

Dated: February 17, 2015

5-N INVESTMENTS, LLC

By:	/s/ Jacob John Novak
Name: Jacob John Novak
Title: Manager

JACOB JOHN NOVAK

/s/ Jacob John Novak